September 2, 2005

By EDGAR

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: Christine Allen Kevin Woody Jim Rosenberg Lisa Vanjoske

Re:	Allscripts Healthcare Solutions, Inc.

Form 10-K for the fiscal year ended December 31, 2004

File No. 000-32085

Dear Ms. Allen, Mr. Woody, Mr. Rosenberg and Ms. Vanjoske:

In response to your letter dated August 22, 2005 (the “Comment Letter”), we are transmitting via EDGAR this letter in response to the Staff’s comment regarding our Form 10-K for fiscal year ended December 31, 2004. As requested, the information contained herein is being furnished by Allscripts Healthcare Solutions, Inc. (the “Company”) on a supplemental basis and is numbered to correspond to the Staff’s comment. In accordance with your instructions, and as set forth in the response below, the Company will include, where appropriate, revisions to the disclosures in future 1934 Act filings.

Our response to the Staff’s comment set forth in the Comment Letter is as follows:

Summary of Significant Accounting Policies – Investment in Promissory Note and Minority Interest

1.	Based upon the information provided, including footnote 6, it appears that you have a significant amount of influence over Medem, Inc. As such, please provide management’s analysis as to why the cost basis of accounting is appropriate. Please cite specific GAAP literature relied upon to form management’s conclusion.

The Company completed a multi-step analysis in determining whether the cost method of accounting was appropriate for its investment in Medem, Inc. (“Medem”). The Company’s evaluation, as set forth below, concluded that the cost basis of accounting was, and continues to be, appropriate since the Company’s investment does not enable it to significantly influence the operating or financial decisions of Medem, as defined in Accounting Principles Board Opinion No. 18 (“APB 18”), “The Equity Method of Accounting for Investments in Common Stock.”

The Company assessed each of the factors set forth in Paragraph 17 of APB 18 to determine whether there was any indication of the ability to exercise significant influence as follows:

•	Representation on the board of directors:

Neither the Company, nor any of its officers, directors or significant shareholders has been appointed as members to the board of directors of Medem. The Company does have board observer rights; however, such rights do not provide the Company with any voting rights.

•	Participation in policy-making process:

As of December 31, 2004, the Company’s capital stock interest represents only a 3% voting interest in Medem. This minority interest, coupled with the fact that the Company has no voting representation on the board of directors is a clear indication that the Company does not have the right or ability to participate in Medem’s policy-making process. Medem operates as an autonomous corporate entity with corporate governance and decision-making processes that do not require, and are not dependent on, input from the Company.

•	Material intercompany transactions:

On August 18, 2004, the Company entered into a Convertible Secured Promissory Note Purchase Agreement (“Promissory Note”) with Medem in the aggregate principal amount of $2,100,000 and a Share Purchase Agreement (“Share Purchase Agreement”) that provided the Company with the right to purchase a 3% equity interest in Medem and the option to purchase an additional ownership interest in Medem from an existing shareholder. As of December 31, 2004 and as of the date of this letter, September 2, 2005, the Company funded $1,050,000 and $2,100,000, respectively, under the Promissory Note. The Company has not exercised any of its rights under the Share Purchase Agreement as it relates to its option to purchase an additional equity interest in Medem.

With the exception of the funding under the Promissory Note, the Company has not entered into any material transactions with Medem, which would be an indication that it has the ability to influence the operating or financial decisions of Medem. As disclosed in the Company’s June 30, 2005 Form 10-Q in Note 9, “During the first half of 2005, Allscripts entered into several contracts with Medem for its Interactive Health Record product (“iHealthRecord”) that resulted in an obligation to Medem of approximately $134,000 as of June 30, 2005. Allscripts recorded revenue of $30,000 and costs of $16,000 in its software and related services segment related to sales of the iHealthRecord.”

The operating transactions are insignificant to the Company’s operating results and financial position.

•	Interchange of managerial personnel:

There has been no interchange of managerial personnel between the Company and Medem. Neither the Company nor Medem anticipate that any such interchange will occur in the foreseeable future.

•	Technological dependency:

There are no significant technological dependencies between the Company and Medem. Each company has developed, supports and sells its own products and services. The Company’s electronic health record software does exchange information with Medem’s current product offering, “iHealth,” but the interface of the two products does not require sophisticated co-dependent technology and the two products operate on a stand-alone basis. Additionally, administratively each company operates completely autonomous of the other.

Second, the Company evaluated whether the Medem capital stock it owns, representing a 3% percent voting interest, was sufficient to indicate whether it had the ability to significantly influence Medem. Paragraph 18 of APB 18 establishes a threshold of a 20% voting interest (direct or indirect) in an investee as a presumption of whether the investor has the ability to significantly influence the investee. APB 18 concluded that “an investment of less than 20% of the voting stock of an investee should lead to the presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.” The Company believes that its 3% voting interest is not sufficient to provide it with the ability to significantly influence Medem. The Company does not have any indirect ownership in Medem.

In addition, the Company concluded that the transaction with Medem does not require Medem to be consolidated with the Company under FIN 46, “Consolidation of Variable Interest Entities” as of December 31, 2004. This conclusion is supported by the Company owning 3.0% of the outstanding Medem securities at the outset of the agreement in August 2004, which is significantly less than two other unrelated investors’ who have ownership interest in Medem of 35.0% and 13.7%, respectively.

Also, the Company evaluated whether its current capital stock investment, along with the Promissory Note and the Share Purchase Agreement, all of which are described in Note 6 to the Company’s December 31, 2004 consolidated financial statements, creates an indication that the Company has the ability to significantly influence Medem. The Promissory Note and the option to acquire additional shares under the Share Purchase Agreement are executable at the Company’s option, (i.e. no mandatory redemption or conversion provisions). The Company has no current intent to exercise its rights under these agreements, which would increase its ownership interest. The Company’s evaluation of whether these “unissued securities”

should be considered is made in part based on guidance provided in paragraph 18 of APB 18 which states that “an investors voting stock interest in an investee should be based on those currently outstanding securities whose holders have present voting privileges. Potential voting privileges which may become available to holders of securities should be disregarded.” As noted above, the Company has no obligation to increase its capital stock interest in Medem and has no current plans to do so until such time as it is economically advantageous. The Company believes that, until such time that it acquires additional capital stock interests in Medem, merely possessing the right to acquire additional interests does not provide it with any additional ability to significantly influence Medem.

Finally, the Company evaluated whether there were any financial covenants contained in the Promissory Note that would indicate that the Company has the ability to significantly influence Medem, and determined that the Promissory Note contained no such covenants. The financial covenants in place are normal and customary related to the financing transaction itself.

In conclusion, the evaluation of whether an investor has the ability to exercise significant influence is subject to judgment. The Company methodically evaluated its investment in Medem; first by undertaking an analysis as to whether any activities or situations exist that would indicate it has the ability to exert such influence. Based on the Company’s evaluation of the factors set forth above, the Company determined that it does not possess the ability to significantly influence Medem. Second, the Company evaluated whether its ownership of Medem capital stock, representing a 3% voting interest, is an indication of its ability to significantly influence Medem. The Company concluded that a 3% voting interest does not represent a sufficient voting interest to allow it to significantly influence Medem. This conclusion is supported by the presumption set forth in paragraph 17 of APB 18 that an investment of less than 20% of the voting stock does not provide an investor the ability to significantly influence an investee. In addition, the Company concluded that it is not required to consolidate Medem under the provisions of FIN 46. Finally, the Company evaluated whether the voting interest it holds, together with the additional interests it has the right to acquire, would provide the Company with the right to significantly influence Medem. As detailed above, the Company concluded it would not have the ability to significantly influence Medem until such time as it actually exercises such rights under these agreements and acquires an additional interest in Medem.

Based upon the above assessments, the Company believes that the cost basis of accounting is correct for the Company’s investment in Medem.

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The Company acknowledges the following in connection with Staff’s Comment Letter:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing’s with the SEC;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

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Very truly yours,

/s/ Mr. William J. Davis
William J. Davis